

"A revolution in oral hygiene"

YEAREND-UPDATE-2024

UPDATED INFORMATION ON 2024

As reported last year, the USPTO issued U.S. Patent #11,730,144, which covers oral hygiene applications for people and companion pets. The resulting products can be used as delivery systems for Active Pharmaceutical Ingredient (API) in both circumstances. Utilizing Clean Bite™ products to distribute API is almost a secondary industry ranging from vitamins, therapeutics, and medications to oral vaccines.

In September, the European Union and India "Allowed" (approved) U.S. Patent #11,730,144 for independent issuance of patents throughout the EU, and singularly India. Within a matter of a few weeks, the defensible IP became exponential. The human population within the IP-protected regions equals about 2.25B people, and the dog and cat population is in the range > 325M.

The patent inventors were independent owners of the IP outside of Clean Bite, LLC, and upon issuance of the patent, assigned all rights, ownership, and trade secrets to the LLC. The transaction of the IP was done under terms and conditions to be made public at an appropriate time.

Throughout 2024 the economy was turbulent and the politically the prospects were not good enough for Clean Bite, LLC to attempt an equity raise. Although the U.S. Patent #11,730,144 had been allowed, individual countries required separate filings and payments that required attention. The outcome is that for the new patent it was determined that it should be assigned to a new Delaware Corporation, Clean Bite, Inc.

Further it was decided that after the election and a change in the administration, that no further action in terms of opening a funding campaign until after the new administration was in place and observe the first 100 days before implementing any strategy. At present Clean Bite, LLC may be absorbed by Clean Bite, Inc. in 2025.

Clean Bite, LLC remains a pre-revenue company, requiring prudence and stewardship to succeed globally. This Annual Report is neither an offer nor a solicitation for the sale or exchange of any securities within any jurisdiction, domestic or foreign. It may, however, be pertinent for any entity with a resource complementary to a range of collaborations.

www.CleanBiteTM.com | 610-520-9941 | info@CleanBiteTM.com | 10 Williams Road, Haverford, PA 19041